October 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Margaret Schwartz and Tim Buchmiller

Re:	Tristar Acquisition I Corp.

Registration Statement on Form S-1

Filed September 29, 2021, as amended

File No. 333-255009

Acceleration Request

Requested Date: October 13, 2021

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tristar Acquisition I Corp. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-25009) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Curtis L. Mo of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Curtis L. Mo of DLA Piper LLP (US) at 650-833-2015. Thank you for your assistance.

Very truly yours,

/s/ William Mounger II
William Mounger II
Chief Executive Officer

cc:	Curtis L. Mo (DLA Piper LLP (US))